NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Common Stock') of BKF Capital Group, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on December 8, 2006, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the Exchange's continued listing standard regarding average global market capitalization over a consecutive 30 trading-day period of not less than $75,000,000 and total stockholders' equity of not less than $75,000,000. Furthermore, the Company had also disclosed its intention to exit its 'long-only' equity business during the third calendar quarter of 2006. The liquidation of these remaining accounts was expected to reduce the Company's assets under management to zero by September 30, 2006. The Company submitted a business plan to address non-compliance with the NYSE's continuing listing standards. After reviewing these materials, the NYSE decided to proceed with suspension of trading as described above. 1. The Exchange's Listed Company Manual, Section 802.01B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: average global market capitalization over a consecutive 30 trading-day period is less than $75,000,000 and, at the same time, total stockholders' equity is less than $75,000,000. 2. The Exchange, on August 29, 2006, determined that the Common Stock should be suspended from trading before the opening of the trading session on September 5, 2006, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on August 23, 2006 and by letter on August 29, 2006. 3. Pursuant to the above authorization, a press release was issued on August 29, 2006, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on August 30, 2006 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on September 5, 2006. 4. On September 12, 2006, the Exchange received a letter from the Company to request a hearing before the Board of Directors' Committee for Review concerning the Exchange's decision, in accordance with Section 804.00 of the Exchange's Listed Company Manual. 5. The Exchange, on November 1, 2006, received a letter from the Company requesting the cancellation of the appeal hearing scheduled for December 5, 2006, to review the decision by the staff of the New York Stock Exchange to remove the Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 5, 2006.